Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-73120


     [SIDEBAR] Information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS


                                52,347,844 Shares
                                   AT&T Corp.
                                  Common Stock
                           (par value $1.00 per share)

     This prospectus relates to up to 52,347,844 shares of AT&T common stock, par value $1.00 per share, to be issued in connection with the redemption or exchange of shares of Class A Senior Cumulative Exchangeable Preferred Stock, or Class A preferred stock, of TCI Pacific Communications, Inc.

     Shares of AT&T common stock are listed on the New York Stock Exchange under the symbol "T". On March 14, 2002, the reported last sale price of AT&T Common Stock on the New York Stock Exchange was $ 15.55 per share. See "Price Range of AT&T Common Stock and Dividends".

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is March 18, 2002.

                                TABLE OF CONTENTS
                                                                       Page
                                                                       ----
Where You Can Find More Information                                     2

Summary of the Transaction                                              3

Special Note Regarding Forward-Looking Statements                       4

The Company                                                             4

Recent Developments                                                     5

Description Of AT&T Common Stock                                        5

Price Range Of AT&T Common Stock And
  Dividends                                                             6

Use Of Proceeds                                                         6

Plan Of Distribution                                                    6

Legal Opinions                                                          7

Experts                                                                 7

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings also are available to the public from commercial documents retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

     The SEC allows us to "incorporate by reference" information in this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

AT&T SEC Filings (File No. 1-1105)                      Period
---------------------------------                       ------
Annual Report on Form 10-K...........Year ended December 31, 2000, filed on
                                     April 2, 2001 (as amended April 17, 2001)

Quarterly Reports on Form 10-Q.......Quarter ended March 31, 2001, filed on
                                     May 15, 2001 (as amended July 3, 2001 and
                                     August 10, 2001), quarter ended June
                                     30, 2001, filed on August 14, 2001 and
                                     quarter ended September 30, 2001, filed on November 13, 2001

Current Reports on Form 8-K..........Filed on February 16, 2001, March 1, 2001,
                                     March 28, 2001, March 29, 2001 (as amended
                                     April 11, 2001), April 19, 2001, April 27,
                                     2001, May 22, 2001, June 19, 2001, July 19,
                                     2001, July 24, 2001, September 24, 2001,
                                     October 23, 2001, December 21, 2001,
                                     January 4, 2002, February 5, 2002 and
                                     February 21, 2002

Proxy Statements.....................Filed on March 30, 2001, May 11, 2001
                                     (as amended July 3, 2001) and
                                     February 11, 2002

     We also incorporate by reference additional documents that may be filed with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus prior to the termination of the offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on

Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us, the SEC or the SEC's Internet world wide web site as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference such exhibits in this prospectus. Any person, including any beneficial owner, to whom this document is delivered may obtain documents incorporated by reference in this prospectus by requesting them in writing, or by telephone, from us at the following address:


                                   AT&T Corp.
                            32 Avenue of the Americas
                          New York, New York 10013-2412
                               Tel: (212) 387-5400
                     Attn: Office of the Corporate Secretary

 YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE
     IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROSPECTUS. THIS
PROSPECTUS IS DATED MARCH 18, 2002. YOU SHOULD NOT ASSUME THAT THE INFORMATION
 CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE.


                          SUMMARY OF THE TRANSACTION

     This prospectus relates to up to 52,347,844 shares of AT&T common stock to be issued in connection with the redemption or exchange of shares of Class A preferred stock of TCI Pacific.

     Each holder of Class A preferred stock, at his or her option, may exchange each of his or her shares of Class A preferred stock for 8.365 shares of AT&T common stock.

     We may call all shares of Class A preferred stock for redemption on a date to be set forth in a prospectus supplement to this prospectus. We reserve the right not to proceed with the redemption prior to the actual delivery of the notice of redemption.

     If we call the shares of Class A preferred stock for redemption, each share of Class A preferred stock outstanding on the redemption date will be redeemed for either cash or shares of AT&T common stock (or a combination thereof), as determined by TCI Pacific, having a value calculated pursuant to the Restated Certificate of Incorporation of TCI Pacific, including accrued and unpaid dividends. The type of consideration and amount payable on redemption will be set forth in a prospectus supplement to this prospectus. Dividends on shares of Class A preferred stock will cease to accrue on the redemption date.

     The exchange privilege will terminate immediately prior to the close of business on the redemption date. Accordingly, holders of shares of Class A preferred stock who wish to exchange their shares for 8.365 shares of AT&T common stock per share of Class

A preferred stock must do so prior to the close of business on the redemption date. Otherwise the right to exchange will terminate and holders who do not exchange their shares will only receive the cash or shares of AT&T common stock (or a combination thereof) payable in connection with the redemption. The prospectus supplement will specify whether holders of shares of Class A preferred stock will be entitled pursuant to the TCI Pacific Restated Certificate of Incorporation to any accrued dividends upon exchange.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Statements in this prospectus and the documents incorporated herein by reference that are not historical facts are hereby indentified as "forward-looking statements" for the purpose of the safe harbor provided by
Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. The words "estimate," "project," "intend," "expect," "believe,""plan," and similar exressions are intended to identify forward-looking statements. Forward-looking statements are found at various places throughout this prospectus and thoughout other documents incorporated herein by reference, including, but not limited to, our 2000 Annual Report on Form 10-K, including any amendments to the annual report.

     Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. These forward-looking statements, including, without limitation, those relating to our restructuring plan, proposed merger transaction for our broadband business, financial condition, business and strategies, future business prospects, transactions, revenues, working capital, liquidity, capital needs, network build out, interest costs and income, and other matters, in each case, relating to us and our groups and subsidiaries, wherever they occur in this prospectus and the documents incorporated herein by reference, are necessarily estimates reflecting the best judgment of senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in the documents incorporated herein by reference.

     Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Moreover, in the future, we, through our senior management team, may make forward-looking statements about the matters described in this document or other matters concerning us and our groups and subsidiaries.


                                   THE COMPANY

     AT&T Corp. was incorporated in 1885 under the laws of the State of New York and has its principal executive offices at 32 Avenue of the Americas, New York, New York 10013-2412 (telephone number 212-387-5400).

     We are among the world's communications leaders, providing voice, data and video communications services to large and small businesses, consumers and government entities. We and our subsidiaries furnish domestic and international long distance, regional and local communications services, cable (broadband) television and Internet communications services. We also provide billing, directory and calling card services to support our communications business.

     Internet users can access information about us and our services at www.att.com. Our web site is not part of this prospectus.


                              RECENT DEVELOPMENTS

     On December 19, 2001, AT&T and AT&T Broadband Corp., a wholly owned subsidiary of AT&T, entered into a Separation and Distribution Agreement providing, subject to the terms and conditions thereof, that AT&T would separate its broadband business from its other businesses, transfer its broadband business to AT&T Broadband and distribute shares of common stock of AT&T Broadband to shareholders of AT&T. Also, on that day, AT&T, AT&T Broadband and Comcast Corporation entered into a Merger Agreement pursuant to which, subject to the terms and conditions thereof, AT&T Broadband would combine with Comcast and shareholders of AT&T Broadband would receive shares of the combined entity in exchange for their shares of AT&T Broadband. AT&T agreed under the Merger Agreement to complete the redemption of the Class A preferred stock before the merger is consummated. For additional information about these transactions, see "Where You Can Find More Information."

     AT&T also announced that it intends to proceed with other aspects of its previously announced restructuring, including the creation of a tracking stock for its consumer services unit, which is expected, subject to shareholder approval and other conditions, to be distributed to AT&T shareholders later this year.

                        DESCRIPTION OF AT&T COMMON STOCK

     All shares of AT&T common stock are entitled to participate equally in dividends. Each shareholder has one vote for each share registered in the shareholder's name. All shares of AT&T common stock would rank equally in liquidation, and all shares of AT&T common stock (including the shares of AT&T common stock offered by this prospectus) are fully-paid and non-assessable by us. Holders of shares of AT&T common stock have no preemptive rights.

     We are authorized to issue shares of AT&T common stock under the Shareowner Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans of us and our subsidiaries.

     See "Recent Developments" for information relating to a proposal to create a new class of our common stock.

                 PRICE RANGE OF AT&T COMMON STOCK AND DIVIDENDS

     Shares of AT&T common stock are traded on the New York, Philadelphia, Boston, Chicago and Pacific Stock Exchanges under the symbol "T". They also trade on the London, Tokyo and other foreign stock exchanges. The following table sets forth the high and low sales prices of shares of AT&T common stock for the periods indicated as reported on the New York Stock Exchange Composite Table, and adjusted to reflect the split-off of AT&T Wireless Services, Inc., which was completed on July 9, 2001.

                                                       High             Low

Fiscal 1999
     First Quarter                                     $49.77           $39.28
     Second Quarter                                     48.93            38.88
     Third Quarter                                      45.82            32.47
     Fourth Quarter                                     47.37            32.23
Fiscal 2000
     First Quarter                                      47.37            34.41
     Second Quarter                                     45.67            24.27
     Third Quarter                                      27.33            21.16
     Fourth Quarter                                     23.30            12.81
Fiscal 2001
     First Quarter                                      19.53            13.40
     Second Quarter                                     18.07            15.39
     Third Quarter                                      21.46            16.50
     Fourth Quarter                                     20.00            14.75

Fiscal 2002
     First Quarter (through March 14, 2002)             19.25            14.18

     A quarterly dividend of $.0375 per share was paid on shares of AT&T common stock for each of the first three quarters of 2001, and a quarterly dividend of $.0375 per share was declared on shares of AT&T common stock for the fourth quarter of 2001, payable on Febuary 1, 2002.


                                 USE OF PROCEEDS

     This prospectus relates to shares of AT&T Common Stock offered in redemption of, or in exchange for, shares of Class A Preferred Stock of TCI Pacific. We will receive no proceeds in connection with this issuance.


                              PLAN OF DISTRIBUTION

     We are offering the shares of AT&T Common Stock in redemption of, or in exchange for, shares of Class A preferred stock of TCI Pacific in accordance with the terms of Class A preferred stock of TCI Pacific. We will bear the expenses of distribution.

                                 LEGAL OPINIONS

     Robert S. Feit, Chief Counsel--Corporate and Financial Matters of AT&T, passed upon the legality of the shares of AT&T common stock offered by this prospectus for AT&T. As of December 31, 2001, Robert S. Feit owned approximately 3,900 shares of AT&T common stock.


                                     EXPERTS

     The audited financial statements incorporated in this prospectus/Registration Statement on Amendment No.3 to Form S-3 by reference to AT&T's Current Report on Form 8-K, filed on September 24, 2001, except as they relate to Liberty Media Group, have been audited by PricewaterhouseCoopers LLP, independent accountants (and insofar as they relate to Liberty Media Group, by KPMG LLP, independent accountants), whose reports thereon are incorporated by reference. Such financial statements have been incorporated by reference in reliance on the reports of such independent accountants, given on the authority of such firms as experts in auditing and accounting.

     The combined financial statements of AT&T Wireless Group incorporated in this prospectus/Registration Statement on Amendment No.3 to Form S-3 by reference to AT&T's Annual Report on Form 10-K, filed on April 2, 2001 (as amended on April 17, 2001), and the Current Report on Form 8-K, filed on March 29, 2001 (as amended on April 11, 2001) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The combined balance sheets of Liberty Media Group ("New Liberty or Successor") as of December 31, 2000 and 1999, and the related combined statements of operations and comprehensive earnings, net attributed assets, and cash flows for the year ended December 31, 2000 and for the period from March 1, 1999 to December 31, 1999 (Successor periods) and from January 1, 1999 to February 28, 1999 and for the year ended December 31, 1998 (Predecessor periods) which appear as an exhibit to the Annual Report on Form 10-K/A, dated April 17, 2001, of AT&T, have been incorporated by reference herein in reliance upon the report, dated February 26, 2001, of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The KPMG LLP report dated February 26, 2001 refers to the fact that the financial statements should be read in conjunction with the consolidated financial statements of AT&T.

     In addition, the KPMG LLP report contains an explanatory paragraph that states that, effective March 9, 1999, AT&T, the owner of the assets comprising New Liberty, acquired Tele-Communications, Inc., the owner of the assets comprising Old Liberty, in a business combination accounted for as a purchase. As a result of the acquisition, the combined financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

     The consolidated balance sheets of Tele-Communications, Inc. and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, which appear in the Current Report on Form 8-K, dated March 28, 2001, of AT&T have been incorporated by reference herein in reliance upon the report dated March 9, 1999, of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated balance sheets of MediaOne Group, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1999, filed in AT&T's Form 8-K dated March 28, 2001, incorporated by reference in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.